EXHIBIT 1.A.(5)(i)

                        PREMIUM PAYMENT AND REINSTATEMENT

PAYMENT OF PREMIUMS.--The Schedule of Premiums shows the amounts of the premiums, how often and when they must be paid. We tell you below how you may be able to have them fall due either more or less often. Due dates occur only while the Insured is living. The premium period. which we show on the first page, starts on the contract date. Each premium is to be paid by its due date. It may be paid at our Service Office or to any of our authorized representatives. If we are asked to do so, we will give a signed receipt. A premium is in default if it is not paid when it is due.

CHANGE OF FREQUENCY.--You may ask us in writing to have premiums fall due either more or less often. If we agree, we will make the change and tell you what the new premiums are and when they are due. The more often premiums are due, the larger the total amount that will have to be paid for a contract year.

GRACE PERIOD.--We grant 31 days of grace for paying each premium except the first one. If a premium has not been paid by its due date, the contract will stay in force during its days of grace. If a premium has not been paid when its days of grace are over, the contract will end and have no value, except as we state under Contract Value Options. If a premium is paid during the grace period, all benefits will be the same as they would have been if the premium had been paid on its due date.

PREMIUM ADJUSTMENT.--The Insured might die while no premium is in default. If so, we will make an adjustment so that the proceeds will include that part of the last premium paid which is more than was needed to pay premiums through the date of death. Or the Insured might die in the days of grace of a premium in default. If so, the amount needed to pay premiums through the date of death is due us. We will make an adjustment so that the proceeds will not include that amount.

EXAMPLE: Suppose the contract date is in 1986. An annual premium of $400 due in 1988 is paid. The Insured dies nine months later. The proceeds will include about $100 from the premium, since $300 was enough to pay premiums through the date of death. The proceeds could include slightly more or less than $100 since some months have more days than others.

This contract might have an extra benefit that insures someone other than the Insured. And there might be a claim under that benefit while the Insured is living and in the days of grace of a premium in default. In this case, we will subtract any premium in default when we settle the claim.

REINSTATEMENT.--You may reinstate this contract after the days of grace of a premium in default. All these conditions must be met:

1. Premium payment must not be in default more than three years.

2. You must not have surrendered the contract to us for its net cash value.

3. You must give us any facts we need to satisfy us that the Insured is insurable for the contract.

4. We must be paid the larger of amounts (a) and (b), where (a) is equal to the total of all premiums in arrears with compound interest at 6% a year, and (b) is equal to the total premiums in arrears for any extra benefits with compound interest at 6% a year, plus 110% of the difference between the net cash value that would apply upon reinstatement and the net cash value that applied just before reinstatement. When we compute the net cash value upon reinstatement, we assume that each premium was paid when due and was allocated to subaccounts in accord with your most recent request. We also assume that any loan continued to bear interest, which was not paid when due, thus reducing the investment base in accord with the Loans provision.

5. Any contract debt must be restored or paid back with interest to date at 5 1/2% a year. If that debt with interest would exceed the loan value of the reinstated contract, the excess must be paid to us before reinstatement.

EXAMPLE: Suppose a premium due May 1st is not paid on time. The contract will stay in force until June 1st whether the premium is paid or not. If the premium is not paid by June 1st, you must meet all the above conditions if you want to reinstate the contract.

After reinstatement, the contract will have the same investment base and the same insurance amount as if no premium had been in default. We explain investment base on page 9 and insurance amount on page 8.

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